EXHIBIT D-1


                                                                February 3, 2000



Mrs. Geneva S. Thigpen
Chief Clerk
North Carolina Utilities Commission
Post Office Box 29510
Raleigh, North Carolina 27626-0510

Re:      NCUC Docket No. E-2, Sub 760

Dear Mrs. Thigpen:

Enclosed for filing are an original and thirty-two (32) copies of the Application of CP&L Holdings, Inc. to Engage in a Business Combination Transaction with Florida Progress Corporation.

                                        Very truly yours,



                                        Len S. Anthony
                                        Deputy General Counsel


LSA/sww
Enclosures
77105




411 Fayetteville Street Mall       Tel 919 546-6367         Fax 919 546-3805


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                             STATE OF NORTH CAROLINA
                              UTILITIES COMMISSION
                                     RALEIGH

                             DOCKET NO. E-2, SUB 760

BEFORE THE NORTH CAROLINA UTILITIES COMMISSION


In the Matter of                                  )    APPLICATION OF CP&L
                                                  )     HOLDINGS, INC. TO
Application of CP&L Holdings, Inc.                )    ENGAGE IN A BUSINESS
to Engage in a Business Combination               )  COMBINATION TRANSACTION
Transaction with Florida Progress Corporation     )   WITH FLORIDA PROGRESS
                                                  )        CORPORATION


         CP&L Holdings, Inc. ("CP&L Holdings") hereby applies to the North Carolina Utilities Commission ("the Commission") pursuant to N.C.G.S. ss.ss. 62-111 and 62-161, for authorization to engage in a business combination transaction between CP&L Holdings and Florida Progress Corporation ("FPC") and in connection with that transaction, authorization to issue common stock without par value. In support of this Application, CP&L Holdings shows the following:

         1. CP&L Holdings is a corporation organized and existing under the laws of the State of North Carolina. Its principal office is located at 411 Fayetteville Street Mall, Post Office Box 1551, Raleigh, North Carolina 27602-1551. In Docket No. E-2, Sub 753, Carolina Power & Light Company ("CP&L"), North Carolina Natural Gas Corporation ("NCNG") and Interpath Communications, Inc. ("Interpath") applied to the Commission for authority to transfer their ownership to a new holding company. As explained in the Application in that docket, CP&L has established a North Carolina corporation, CP&L Holdings, Inc. which currently has a nominal amount of stock outstanding and no present business or properties of its own. All of the currently outstanding shares of CP&L Holdings common stock are owned by CP&L. CP&L and CP&L Holdings have entered into an Agreement and Plan of Share Exchange which provides for the


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exchange of CP&L common stock for CP&L Holdings common stock. Under the terms of the proposed Plan of Exchange, holders of the common stock of CP&L will exchange their shares for a like number of CP&L Holdings common stock. Shares of CP&L common stock will be exchanged automatically for shares of CP&L Holdings common stock without the necessity of a physical exchange of share certificates and CP&L Holdings will become the owner of the CP&L common stock formerly represented by the CP&L common stock certificates. As a result, CP&L will become a wholly-owned subsidiary of CP&L Holdings. The common stock of NCNG and Interpath will be conveyed by CP&L to CP&L Holdings as a dividend. As a result, NCNG and Interpath will also become wholly-owned subsidiaries of CP&L Holdings.

         2. FPC is a public utility holding company that is exempt from registration with the Securities and Exchange Commission pursuant to Section 3(a)(1) of the Public Utility Holding Company Act. The principal public utility subsidiary of Florida Progress is Florida Power Corporation, which is engaged in providing wholesale and retail electric service through a service area of approximately 20,000 square miles that is located primarily in central and northern Florida. Florida Power Corporation renders electric service to approximately 1.3 million customers. In 1998, Florida Power Corporation had operating revenues of approximately $2.6 billion and experienced a peak demand of approximately 8,000 MW.

         3. The names and addresses of the applicant's attorneys who are authorized to receive notices and communications with respect to this application are:

               William D. Johnson, Senior Vice President and Corporate Secretary Len S. Anthony, Manager, Regulatory Affairs
               Kendal C. Bowman, Associate General Counsel
               Carolina Power & Light Company
               Post Office Box 1551
               Raleigh, North Carolina  27602-1551
               Telephone:  (919) 546-6367


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         4.    CP&L Holdings and FPC propose to engage in a business
combination in which CP&L Holdings will acquire all of the issued and outstanding common stock of FPC in exchange for a combination of shares of CP&L Holdings' common stock and cash ("the Share Exchange"). Under the terms of the Exchange Agreement, FPC shareholders may elect to receive: $54.00 in cash for each outstanding share of FPC common stock; or the number of shares of CP&L Holdings common stock equal to the ratio determined by dividing $54.00 by the average of the closing sale price per share of CP&L Holdings common stock for the 20 consecutive trading days ending with the fifth trading day immediately preceding the closing date (subject to pro ration in the event that FPC shareholders elect to receive more than 65% of the total consideration for the exchange in cash or more than 35% in CP&L Holdings common stock); or a combination of CP&L Holdings common stock and cash. As a result of the share exchange, FPC will become a direct, wholly-owned, subsidiary of CP&L Holdings.

         5. Pursuant to the terms of the Exchange Agreement, upon consummation of the Share Exchange, CP&L Holdings will have a fourteen (14) member board of directors to which FPC may nominate four (4) directors, subject to approval by CP&L Holdings. The CP&L Holdings by-laws provide that the Board shall be divided into three (3) classes, each as nearly as possible equal in number to the others, with the classes being elected for staggered three (3) year terms. (A copy of the Exchange Agreement is attached hereto as Exhibit No.
1).

         6. As part of the merger, CP&L Holdings will create CP&L Services, Inc., a service company to provide certain administrative services to its electric utility subsidiaries and non-utility subsidiaries. The services available through the services company are expected to include some or all of the following: strategic planning; finance; treasury; tax; accounting; legal; human resources; information systems; investor relations; and public relations.


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The centralized provision of administrative services will enable the utilities to achieve efficiencies and economies. Although it is subject to change, a corporate organization chart showing the currently expected structure at the CP&L Holdings system is attached hereto as Exhibit 2.

         7. G.S.ss.62-111 provides that all mergers or combinations affecting a public utility require Commission approval. This statute further provides that the standard the Commission shall use in determining whether to approve a proposed merger is whether the merger is "justified by the public convenience and necessity." G.S.ss.62-161 requires CP&L Holdings to obtain Commission approval prior to issuing its common stock in conjunction with the proposed merger.

         8. As explained by the Commission in its Order issued August 29, 1988 in Docket No. E-7, Sub 427, the North Carolina Supreme Court and the North Carolina Utilities Commission have construed G.S. ss. 62-111 as requiring the Commission to determine whether or not rates and service will be adversely affected by the proposed transaction. (North Carolina ex rel. Utilities Comm'n.
v. Carolina Coach Company, 269 N.C. 717, 153 S.E.2d 461 (1967)). By Commission Order issued April 22, 1997, in Docket No. E-7, Sub 596 (the Order approving the merger of Duke Power Company and PanEnergy) the Commission explained that for the public convenience and necessity standard to be met, expected benefits must be at least as great as known and expected costs. Factors to be considered by the Commission include, but are not limited to, the maintenance of or improvement in service quality, the extent to which costs can be lowered and rates can be maintained or reduced, and the continuation of effective state regulation.

         9. More recently, by Order issued December 7, 1999, in Docket No. G-5, Sub 400 (the Order approving the merger of SCANA Corporation and Public Service Company of North Carolina, Inc.) the Commission found that G.S. ss.


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62-111 does not require that a proposed business combination transaction be based upon demonstrations of specific cost savings. Cost savings are just one factor that may be considered in evaluating a request to engage in a business combination transaction. Other factors include, but are not limited to, such nonquantifiable benefits as: a larger, more viable and more financially diverse company with a broader range of assets and increased ability to provide stable and reliable service; a stronger and more diverse company that is able to compete regionally; and a corporation with a strong presence in North Carolina which creates corporate and other taxes payable to the State of North Carolina and the provision of significant employment opportunities.

         10. The Public Utility Holding Company Act conditions CP&L has agreed to adopt in Docket No. E-2, Sub 753; the regulatory conditions established in Docket No. E-2, Sub 740 and G-21, Sub 377; the regulatory conditions CP&L and the Public Staff are drafting in the E-2, Sub 753 docket; and CP&L's Code of Conduct, ensure that CP&L's, NCNG's and Interpath's rates and service are not adversely effected by the merger. Thus, these conditions and commitments satisfy the requirements of G.S. ss. 62-111. In addition, as will be subsequently explained, the proposed merger will produce the very benefits identified in the Commission's December 7, 1999 Order in Docket No. G-5, Sub 400 as well as several additional significant benefits.

         11. In the December 29, 1999 Foster Electric Report, at page 31 (which is attached as Exhibit 3), it is reported that the Energy Information Administration ("EIA") has issued a report entitled "The Changing Structure of the Electric Power Industry, 1999: Mergers and Other Corporate Combinations." This report finds the driving force behind the rapid consolidation of the electric industry is utilities attempting to find ways to cut costs and meet the


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demands of increasing competition in the electric power industry. The report finds that since the Energy Policy Act was passed in 1992, 26 mergers involving investor-owned utilities have been completed and 16 additional mergers announced before September 1999 are pending approval. If all the pending mergers are completed within the next year, EIA predicted that by the end of 2000, the ten largest investor-owned utilities will own about 51% of all investor-owned utility generating capacity.

         12. CP&L is surrounded by electric utilities that are over twice its size. To the north is Dominion Resources, Inc. To the immediate west of CP&L are Duke Energy Corporation and American Electric Power Company and to the southwest are Southern Company and Entergy. The total assets and generating capacity of these companies are shown in the chart below. All of these companies enjoy substantial economies of scope and scale that allow them to provide service to their retail customers at a cost below that achievable by CP&L alone and provide them with financial strength and capability much greater than that enjoyed by CP&L.

--------------------------- ---------------------------- -------------------
COMPANY                     TOTAL ASSETS (IN $ MILLIONS) SUMMER GENERATING
                                                         CAPACITY (MW)
--------------------------- ---------------------------- -------------------
AEP and CSW                 33,227                       37,498
--------------------------- ---------------------------- -------------------
Southern Company            38,225                       32,427
--------------------------- ---------------------------- -------------------
Entergy                     22,848                       23,418
--------------------------- ---------------------------- -------------------
Duke Energy Corporation     26,806                       17,739
--------------------------- ---------------------------- -------------------
Dominion Resources and      23,879                       12,519
Consolidated Natural Gas
--------------------------- ---------------------------- -------------------
Carolina Power & Light       9,494                        9,963
Company
--------------------------- ---------------------------- -------------------

         13. These events occurring in the electric industry coupled with the size and strength of CP&L's neighbors demonstrate that in order for CP&L to continue providing electricity to its customers at rates competitive with its neighboring utilities and, in all probability, to simply survive, it must grow to a size sufficient to enjoy these same economies of scope and scale and


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financial strength. As explained in paragraph 5 above, FPC is a company very similar to CP&L in size and generating capability. The merger of CP&L Holdings and FPC will produce a combined company with utility revenues of $6.7 billion and 2.7 million electricity and gas customers in a 50,000 square mile retail service area. Although the combined company will still be smaller than most of CP&L's neighboring utilities, it will be large enough to compete effectively with those larger companies.

         14. The proposed merger will create a more viable and diverse company, while preserving a strong corporate presence in North Carolina. It will enhance CP&L's fuel diversification and operating efficiencies, thus improving the two companies' ability to meet the challenges of the increasingly competitive environment in the utility industry. It will also: provide an infrastructure capable of supporting more efficient utility operations; increase both companies' financial stability and strength through increased market capitalization; improve their access to capital markets, increase the geographic diversity of their respective service territories, reducing exposure to local changes and economic, competitive and climatic conditions, thus enabling the resulting combined entity to withstand risk and volatility better than either CP&L or FPC on a standalone basis; create greater purchasing power for items such as fuel and transportation services and streamlining of inventories; and expand the management resources and ability to select leadership from a large and more diverse management pool.

         15. The merger will also assist CP&L and FPC in avoiding rate increases because the integration of the two electric utilities will enable them to reduce costs through productivity improvements and increased efficiencies in the production, transmission, and distribution of electricity. These cost savings should help mitigate the expense increases being experienced in: the cost for materials and labor necessary to extend service to the thousands of new


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customers moving into both of these companies' territories each year;
environmental costs; and costs to construct the new generation that will be necessary to meet the ever growing demand for electricity in the southeast.

         16. CP&L and FPC estimate the nominal dollar value of synergies from the merger to be at least $100 million (net of costs to achieve) annually beginning with the first full year after closing. The merger is expected to yield several types of presently quantifiable benefits and savings, which are identified by area below: (1) integration of corporate function; (2) integration of corporate programs; (3) purchasing economies; (4) fuel procurement; and (5) business optimization.

         17. As with any transaction of this type, there are substantial costs associated with the creation of these cost reductions and synergies. These costs include: the amortization of the goodwill associated with CP&L Holdings' acquisition of FPC; significant information and technology costs and severance costs; and the significant costs associated with implementing changes in the processes, procedures and organizations currently in place in the two companies necessary to achieve the synergies and efficiencies described above.

         18.   As a result of CP&L Holdings' acquisition of FPC, CP&L
Holdings must become a registered holding company subject to the jurisdiction of the Securities and Exchange Commission ("SEC"). As explained in CP&L's Application in Docket No. E-2, Sub 753, pursuant to the Public Utility Holding Company Act ("PUHCA"), whenever a company acquires an electric or gas utility it becomes a holding company subject to PUHCA. However, it may qualify for exemption from the requirements of PUHCA if: (a) the holding company and every subsidiary that is a public utility from which the holding company derives a material part of its income are predominately intrastate in character; or (b) the holding company itself is predominately a public utility whose operations do


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not extend beyond the state in which it is organized and contiguous states.
Following the merger, CP&L Holdings will not qualify for either of these exemptions and will have to become a registered holding company.

         19. In conjunction with the merger of SCANA Corporation and Public Service Company of North Carolina, Inc. and Dominion Resources and Consolidated Natural Gas Company, both SCANA and Dominion Resources became registered holding companies. To address the potential conflict between the SEC's and the Commission's jurisdiction over Dominion Resources and SCANA, and address other issues involved in the creation of a holding company structure, the Commission adopted certain holding company and regulatory conditions. Attached to this Application as Exhibit No. 4 is a list of conditions, similar to the DRI and SCANA conditions, negotiated by CP&L, the Public Staff and Attorney General that CP&L is willing to adopt to address any concerns that the Commission may have regarding the creation of a registered holding company structure.

         20. The acquisition of FPC by CP&L Holdings is justified by the public convenience and necessity for the reasons explained above. Therefore, the Commission should approve the proposed business combination transaction.


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         WHEREFORE, CP&L Holdings requests that the business combination described herein and the issuance of securities in the manner herein set forth be authorized and approved by the Commission.

         Respectfully submitted this the 3rd day of February, 2000.

                                        CAROLINA POWER & LIGHT COMPANY

                                        By:
                                            ------------------------------------
                                             William D. Johnson
                                             Kendal Bowman
                                             Len S. Anthony
                                             Post Office Box 1551/CPB 13A2
                                             Raleigh, North Carolina 27602-1551
                                             Telephone:  (919) 546-6367

77105


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